Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total transfers a 10% interest in Russia’s Kharyaga field to Zarubezhneft

Paris, November 27, 2009 - Total E&P Russie, a wholly-owned subsidiary of Total S.A., today announced the transfer of a 10% interest in the Kharyaga oil field to state-owned Zarubezhneft of Russia. A memorandum of understanding (MOU) signed in 1999 at the same time as the Kharyaga production sharing agreement (PSA) stipulated that a Russian partner would take a stake in the project.
Total is operator of phases 2 and 3 of the Kharyaga field, which is located in the Nenets Autonomous District. The development of phase 3, which received the go-ahead in December 2007, will increase output to 30,000 barrels per day (b/d), compared to 20,000 b/d in 2008.
“This new collaboration with Zarubezhneft gives an additional boost to Total’s projects in Russia,” said Yves-Louis Darricarrère, President, Total Exploration & Production. “The addition of Zarubezhneft as a partner in the Kharyaga field will further strengthen relations between Russian oil companies and Total.”
Another partner in the field, Norway’s Statoil, is also transfering a 10% interest to Zarubezhneft.
Under the agreement, Total will continue to operate Kharyaga with a 40% interest, along with its partners Statoil (30%), Zarubezhneft (20%) and Nenets Oil Company (10%).
Total Exploration & Production in Russia
Total has been present in Russia since 1989. It holds a 25% interest in the first phase of the Shtokman project, alongside Gazprom (51%) and Statoil (24%). Front-end engineering design (FEED) is being performed prior to a final investment decision in 2010.
In the first phase of development, the field will produce 23.7 billion cubic meters of natural gas annually, of which approximately 50% (7.5 million metric tons per year) could be exported as liquefied natural gas.
In late June 2009, Total announced that it had signed heads of agreement with Novatek to acquire a 49% stake in its wholly-owned subsidiary Terneftegas,

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
with Novatek retaining a 51% interest. The Russian Federal Antitrust Service approved the deal in October 2009.
Total’s Commitment to Russia
In Russia, as in other host countries, Total is committed to promoting local development. In every project in which it participates, Total creates sustainable jobs and trains employees to manage operations safely and efficiently.
Total also supports public health, education and cultural programs. For example, it finances the construction of schools in Narian-Mar, the administrative center of the Nenets Autonomous District. One establishment was inaugurated in November 2009.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com